FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Avalon Advanced Materials Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2            Date of Material Change

March 29, 2016.

Item 3            News Release

A news release was disseminated on March 29, 2016 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4            Summary of Material Change

On March 29, 2016, the Company completed a non-brokered private placement (the “Private Placement”), issuing 2,000,000 units ("Units") at a price of $0.125 per Unit and 3,000,000 flow-through units ("FT Units") at a price of $0.175 per FT Unit for gross proceeds of $775,000.

Item 5            Full Description of Material Change

On March 29, 2016, the Company completed a non-brokered private placement (the “Private Placement”), issuing 2,000,000 units ("Units") at a price of $0.125 per Unit and 3,000,000 flow-through units ("FT Units") at a price of $0.175 per FT Unit for gross proceeds of $775,000.

Each Unit consists of one common share and one-half of one common share purchase warrant (“Unit Warrant”). Each Unit Warrant shall entitle the holder to acquire one common share at a price of $0.175 for a period of 24 months from today, or, if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the Unit Warrants to not less than 30 days from the date of such notice.

Each FT Unit consists of one common share and one-half of one common share purchase warrant (“FT Unit Warrant”). Each FT Unit Warrant shall entitle the holder to acquire one common share at a price of $0.20 for a period of 24 months from today, or, if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the FT Unit Warrants to not less than 30 days from the date of such notice.

In conjunction with the Private Placement Avalon paid finder’s fees of $31,500 and issued 180,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.175 for a period of 24 months from today. Proceeds from the Units will be used for general corporate purposes and proceeds from the FT Units will be used for current work programs on the Separation Rapids Lithium Project, as well as continuing work on the East Kemptville and Miramichi Tin-Indium Projects.

The securities issued are subject to a hold period expiring July 30, 2016 in accordance with the rules and policies of the Toronto Stock Exchange (“TSX”) and applicable Canadian securities laws.

Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9            Date of Report

March 29, 2016.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.